UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia announces hire of new C-level Officer

São Paulo, May 2, 2024 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America, enabling companies to transform their customer journeys, announces today that Mr. Gilsinei Hansen has taken over the role of Chief Revenue Officer (CRO), reporting to Cassio Bobsin, Zenvia’s Founder & CEO, effective on May 6, 2024.

Gilsinei (Gil) Hansen is a distinguished executive with more than 25 years of experience in the Brazilian software and technology sector. Gil held various positions in Brazil's top three software companies – Stone (NASDAQ:STNE), Linx, and TOTVS (B3:TOTS) - covering sales, marketing, R&D, customer success, M&A, and alliances. He holds bachelor’s degrees in business administration and production engineering, and an MBA in Marketing and Communication.

This new role was created as an evolution of Zenvia's business and operating model, to consolidate the current segments into one single business area which will be responsible for the entire customer journey, including acquisition, onboarding, adoption and expansion. The new area will be organized by customer profile/segment instead of by solution/product, with a focus on strengthening the Company’s integrated offering, improving experiences for all customers, and driving profitable growth.

Mr. Hansen will also oversee two important growth initiatives: the rollout of Zenvia Customer Cloud, the  unified, multichannel solution that centralizes and manages customer data; and the Company's international expansion. Luca Bazuro and Cristiano Franco remain working at Zenvia, with a renewed focus and reporting to Mr. Hansen.

“Gil is the right fit for Zenvia as we move into this new phase in our journey. His experience and track record in the software industry are crucial as we expand the Company and introduce the Zenvia Customer Cloud” said Cassio Bobsin. “Zenvia Customer Cloud aims to reshape the SaaS/CPaaS industry by leveraging AI for new capabilities and deeper customer insights, improving our value proposition and profitability. We are targeting expansion in Brazil and Latin America, regions with untapped potential. Gil’s strategic vision will help us harness our strengths to meet and exceed market needs.”

This enhanced organizational structure is expected to create synergies and efficiencies between the business units without incurring additional costs.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein (954) 625-4793 fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud platform. Boasting two decades of industry expertise, more than 13,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 2, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer